UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA CONTINUES TO INVEST IN NETWORK

QUALITY AND REPORTS SECOND QUARTER 2008 RESULTS

•	$1.58 billion Operating Income Before Depreciation and Amortization (“OIBDA”) in the second quarter of 2008, up 14% from the second quarter of 2007

•	668,000 net new customers added in the second quarter of 2008, of which almost 80% were contract customers

•	Service revenues of $4.9 billion in the second quarter of 2008, up 16% from the second quarter of 2007

•	Continued focus on improving network quality with approximately $1.1 billion invested and 1,000 new cell sites built in the second quarter of 2008

•	Ranked highest in wireless retail sales satisfaction according to J.D. Power and Associates

BELLEVUE, Wash., August 7, 2008 — T-Mobile USA, Inc. (T-Mobile USA) today reported second quarter 2008 results. At the end of the quarter, T-Mobile USA had 31.5 million customers, adding 668,000 net new customers during the second quarter, OIBDA of $1.58 billion, up 14% compared to the second quarter of 2007, and blended churn of 2.7% consistent with the second quarter of 2007. The second quarter of 2008 is the first full quarter SunCom Wireless (SunCom) has been reflected in the results of T-Mobile USA. SunCom did not have a significant impact on T-Mobile USA’s first and second quarter 2008 consolidated metrics and results unless specifically stated below.

“T-Mobile continues to pursue new innovations to meet the pressing needs of our customers,” said Robert Dotson, President and CEO, T-Mobile USA. “In the quarter we went national with T-Mobile @Home, an affordable alternative to traditional landline

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.t-mobile.com

service made available at a time when customers are eager for new ways to stretch their dollars. We also introduced our new Unlimited Family Plan for customers craving to stay connected to people in ways that don’t put additional stress on the family budget.”

“With continued double-digit dollar growth in revenues and OIBDA, T-Mobile USA continues to be one of the leading growth drivers for Deutsche Telekom,” said René Obermann, Chief Executive Officer, Deutsche Telekom. “We remain excited about the future growth opportunities in the U.S., especially in mobile data as we look toward a national introduction of our new 3G network later this year.”

Customers

•

In the second quarter of 2008, T-Mobile USA added 668,000 net new customers, down from 981,000 in the first quarter of 2008, not including 1.1 million customers acquired from SunCom, and 857,000 in the second quarter of 2007.

•	The sequential fall in net new customers related primarily to higher contract churn, as explained below. Gross contract customer additions remained consistently strong sequentially.

•

Prepaid net additions (which consist of both traditional prepaid and FlexPay no-contract customers) were 143,000 in the second quarter of 2008, down from 248,000 in the first quarter of 2008 and 170,000 in the second quarter of 2007. Traditional prepaid customers fell in the second quarter of 2008 by approximately 160,000. This was more than offset by new customer additions and migrations to the FlexPay no-contract product, which continues to grow and attract large numbers of new customers. T-Mobile USA repositioned its prepaid business in the quarter, implementing new products and new dealer compensation programs.

•

Contract customer net additions remained proportionally strong in the second quarter of 2008 making up almost 80% of customer growth, consistent with the first quarter of 2008 and second quarter of 2007 which were 75% and 80%, respectively.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

•

myFaves continues to be very popular with our customers. At the end of the second quarter there were more than 6.5 million myFaves customers, up from 5.5 million at the end of the first quarter of 2008.

•	Contract customers comprised 83% of T-Mobile USA’s total customer base at June 30, 2008. T-Mobile USA ended the quarter with 31.5 million customers.

Churn

•	Contract customer churn was 1.9% in the second quarter of 2008, up from 1.7% in the first quarter of 2008 and 1.8% in the second quarter of 2007.

•

The sequential increase in contract churn was primarily due to the anniversary of the introduction of two-year contracts in April 2006. The second quarter of 2008 was the first quarter these two-year contracts could have expired.

•	Blended churn, including both contract and prepaid customers, was 2.7% in the second quarter of 2008, slightly up from 2.6% in the first quarter of 2008 and in line with the second quarter of 2007.

OIBDA and Net Income

•	T-Mobile USA reported OIBDA of $1.58 billion in the second quarter of 2008, up from $1.44 billion in the first quarter of 2008 and $1.39 billion in the second quarter of 2007.

•	The sequential increase in OIBDA was primarily due to the larger customer base increasing service revenues, including the first full quarter consolidation of SunCom customers.

•	OIBDA margin was 32% in the second quarter of 2008, up from 31% in the first quarter of 2008 and in line with the second quarter of 2007.

•	Net income for the second quarter of 2008 was $452 million, consistent with $462 million in the first quarter of 2008 and up from $350 million in the second quarter of 2007.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

Revenue

•

Service revenues, consisting of contract, prepaid, and roaming and other service revenues, rose to $4.85 billion in the second quarter of 2008, up from $4.57 billion in the first quarter of 2008, and up from $4.20 billion in the second quarter of 2007.

•	The increase in service revenues year over year was primarily due to the growth in contract customers, including the first full quarter inclusion of SunCom customers in T-Mobile USA’s results.

•

Total revenues, including service, equipment, and other revenues were $5.47 billion in the second quarter of 2008, up from $5.19 billion in the first quarter of 2008 and $4.78 billion in the second quarter of 2007.

•

The acquisition of SunCom, and its first full quarter consolidation in T-Mobile USA’s results, contributed $209 million to total revenues in the second quarter, compared to $86 million in the first quarter of 2008.

ARPU

•

Blended Average Revenue Per User (“ARPU” as defined in note 1 to the Selected Data, below) was $52 in the second quarter of 2008, up from $51 in the first quarter and down from $53 in the second quarter of 2007.

•	Contract ARPU was $55 in the second quarter of 2008, in line with the first quarter of 2008 and down from $57 in the second quarter of 2007.

•	Prepaid ARPU was $23 in the second quarter of 2008, up from $22 in the first quarter of 2008 and up from $19 in the second quarter of 2007.

•	The increase in prepaid ARPU is due to the success of higher ARPU prepaid products, such as FlexPay no-contract.

•

Data services revenue, included in service revenues, was $810 million in the second quarter of 2008, representing 16.6% of blended ARPU, or $8.60 per customer, in line with 16.6% of blended ARPU, or $8.50 per customer in the first quarter of 2008, and 14.7% of blended ARPU, or $7.80 per customer in the second quarter of 2007. Data services revenue increased 31.5% year over year.

•

Growth in messaging revenue continued to be the most significant driver of data ARPU, as customers continue to move towards purchasing plans that include messaging. The total number of messages on the T-Mobile USA network increased to 41 billion in the second quarter of 2008, compared to 33 billion in the first quarter of 2008 and 18 billion in the second quarter of 2007.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

•	Strong GPRS / EDGE access and usage through continued growth in converged device users was another significant driver for increased data revenues.

CPGA and CCPU

•

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in note 4 to the Selected Data, below) was $320 in the second quarter of 2008, up from $300 in the first quarter of 2008 and second quarter of 2007.

•	The increase in CPGA compared to the first quarter of 2008 is primarily due to higher advertising expenses related to the promotion of new products released during the quarter.

•

The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in note 3 to the Selected Data, below), was $25 per customer per month in the second quarter of 2008, the same as in both the first quarter of 2008 and second quarter of 2007.

Capital Expenditures

•

Cash capital expenditures (see note 7 to the Selected Data below) were $1,062 million in the second quarter of 2008, compared with $690 million in the first quarter of 2008 and $546 million in the second quarter of 2007.

•	The sequential increase in capital expenditures is primarily due to more cell sites being built in the quarter.

•	The year over year increase in capital expenditures is primarily due to the build out of T-Mobile USA’s 3G (UMTS / HSDPA) network.

•

T-Mobile USA continued its commitment to improve coverage in the second quarter of 2008, adding approximately 1,000 GSM/GPRS/EDGE new cell sites, bringing the total number of cell sites at the end of the quarter to 42,000.

•	T-Mobile USA ended the quarter with more than 14,000 3G capable cell sites (included in the 42,000 above), an increase of 1,000 3G capable cell sites over the first quarter of 2008.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

Stick Together Highlights

•

On July 2, T-Mobile USA launched T-Mobile @Home® nationwide. This service allows customers to keep their home phone number and save money by adding their home phone line to their T-Mobile service. Previously available in two test markets, Dallas and Seattle, T-Mobile @Home has proved to be a great solution for families looking for a way to save money without sacrificing a home phone.

•	On June 5, 2008, T-Mobile USA announced a new unlimited family plan that offers unlimited nationwide calling and unlimited text, picture and instant messaging.

•	T-Mobile USA received the highest ranking in overall customer care according to the J.D. Power and Associates 2008 Wireless Retail Sales Satisfaction StudySM –Volume 1 released in May 2008.

•

On May 5, 2008, T-Mobile USA launched its 3G network in New York City and announced plans to launch up to 25 additional 3G markets throughout the year, including Las Vegas which launched on August 6, 2008.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA is the U.S. operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and is a wholly-owned subsidiary of T-Mobile International. In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in Euros and in accordance with International Financial Reporting Standards (IFRS).

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

SELECTED DATA FOR T-MOBILE USA

(thousands)	Q2 08	Q1 08	YE 07	Q4 07	Q3 07	Q2 07
Covered population[8]	284,000	284,000	284,000	284,000	283,000	282,000
Customers, end of period[2]	31,466	30,798	28,685	28,685	27,734	26,877
Thereof contract customers	26,246	25,721	23,914	23,914	23,181	22,624
Thereof prepaid customers	5,220	5,077	4,771	4,771	4,553	4,253
Net customer additions	668	981	3,644	951	857	857
Acquired customers	—	1,132	—	—	—	—

Minutes of use/contract customer/month	1,170	1,150	1,130	1,120	1,130	1,150
Contract churn	1.90%	1.70%	1.90%	1.80%	2.00%	1.80%
Blended churn	2.70%	2.60%	2.80%	2.80%	2.90%	2.70%

($)
ARPU (blended) [1], 9	52	51	52	52	53	53
ARPU (contract)	55	55	57	56	57	57
ARPU (prepaid)	23	22	19	20	18	19
Cost of serving (CCPU)[3]	25	25	25	25	26	25
Cost per gross add (CPGA)[4]	320	300	300	300	280	300

($ million)
Total revenues	5,470	5,187	19,288	5,068	4,894	4,780
Service revenues[1], 9	4,854	4,573	16,892	4,371	4,332	4,195
OIBDA[5]	1,583	1,441	5,350	1,327	1,412	1,386
OIBDA margin [6]	32%	31%	31%	30%	32%	32%
Capital expenditures[7]	1,062	690	2,677	1,009	500	546

Cell sites on-air[10]	42,000	41,000	37,900	37,900	37,000	36,400

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1	Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period. We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues is a component of service revenues. Within the consolidated financial statements below, other revenues include co-location rental income and wholesale revenues from the usage of our network in California, Nevada, and New York by AT&T customers, among other items, and are therefore not included in ARPU.

2

Contract customers and prepaid customers include FlexPaySM customers depending on the type of rate plan selected. FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers.

3	The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition. Subsidy loss unrelated to customer acquisition includes upgrade handset costs for existing customers offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4	Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

5.	Operating Income Before Interest, Depreciation and Amortization (“OIBDA”) is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

6.	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 5 above) divided by total revenues less equipment sales.

7	Capital expenditures include amounts paid by T-Mobile USA for purchases of property, plant and equipment.

8	The covered population statistic represents T-Mobile USA’s GSM / GPRS / EDGE 1900 voice and data network coverage, combined with roaming and other agreements.

9	Data ARPU is defined as total data revenues from contract customers, prepaid customers, and other data revenues, divided by average contract and prepaid customers during the period. Wi-Fi revenues are shown as a component of service revenues.

10	Cell sites are defined as the total number of sites in service at the end of the period, excluding small low power, low gain access sites. A site is in service when all equipment is installed and the site is integrated into the network.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	June 30, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$218	$64
Short-term affiliate loan receivable	—	1,075
Short-term investment	141	—
Accounts receivable, net of allowances of $305 and $272, respectively	2,640	2,617
Accounts receivable from affiliates	20	274
Inventory	789	990
Current portion of net deferred tax assets	1,010	994
Licenses held for exchange	16	1
Other current assets	609	538

Total current assets	5,443	6,553
Property and equipment, net of accumulated depreciation of
$10,277 and $9,788, respectively	11,828	11,258
Goodwill	12,011	10,701
Spectrum licenses	15,081	14,645
Other intangible assets, net of accumulated amortization of $510 and $489, respectively	265	47
Other assets	145	155

	$44,773	$43,359

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$3,457	$3,790
Current payables to affiliates	1,663	1,127
Other current liabilities	380	380

Total current liabilities	5,500	5,297

Long-term payables to affiliates	6,634	6,712
Deferred tax liabilities	1,786	1,622
Other long-term liabilities	1,123	915
Total long-term liabilities	9,543	9,249
Minority interest in equity of consolidated subsidiaries	92	89
Commitments and contingencies
Stockholder’s equity:
Common stock	44,469	44,469
Accumulated deficit	(14,831)	(15,745)

Total stockholder’s equity	29,638	28,724

	$44,773	$43,359

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended June 30, 2008	Quarter Ended March 31, 2008	Quarter Ended June 30, 2007
Revenues:
Contract	$4,321	$4,109	$3,814
Prepaid	359	325	232
Roaming and other service	174	139	149
Equipment sales	529	534	496
Other	87	80	89

Total revenues	5,470	5,187	4,780

Operating expenses:
Network	1,271	1,166	1,082
Cost of equipment sales	834	832	747
General and administrative	906	887	788
Customer acquisition	876	861	777
Depreciation and amortization	667	678	659

Total operating expenses	4,554	4,424	4,053

Operating income	916	763	727
Other expense, net	(185)	(11)	(157)

Income before income taxes	731	752	570
Income tax expense	(279)	(290)	(220)

Net income	$452	$462	$350

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Quarter Ended June 30, 2008	Quarter Ended June 30, 2007
Operating activities:
Net income	$452	$350
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	667	659
Income tax expense	279	220
Other, net	162	110
Changes in operating assets and liabilities:
Accounts receivable	(153)	(46)
Inventory	(4)	129
Other current and non-current assets	(21)	24
Accounts payable and accrued liabilities	143	(147)

Net cash provided by operating activities	1,525	1,299

Investing activities:
Purchases of property and equipment	(1,062)	(546)
Purchases of intangible assets	(20)	(46)
Short-term affiliate loan receivable	(425)	(600)
Other, net	48	—

Net cash used in investing activities	(1,459)	(1,192)

Financing activities:
Repayment of bonds payable	(768)	—
Long-term debt borrowings from affiliates	783	—
Long-term debt repayments to affiliates	(5)	(100)
Other, net	—	1

Net cash provided by/(used in) financing activities	10	(99)

Change in cash and cash equivalents	76	8
Cash and cash equivalents, beginning of period	142	52

Cash and cash equivalents, end of period	$218	$60

Non-cash investing and financing activities with affiliates:

T-Mobile USA remitted $1,120 million to affiliates in the first and second quarters of 2008 and $600 million in the second quarter of 2007 as a short term receivable; the cash outflow was used in the second quarter of 2008 and 2007, respectively as settlement of debt in line with repayment schedules.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows:

	Q2 2008	Q1 2008	YE 2007	Q4 2007	Q3 2007	Q2 2007
OIBDA	$1,583	$1,441	$5,350	$1,327	$1,412	$1,386
Depreciation and amortization	(667)	(678)	(2,609)	(681)	(643)	(659)

Operating income	$916	$763	$2,741	$646	$769	$727

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q2 2008	Q1 2008	YE 2007	Q4 2007	Q3 2007	Q2 2007
Customer acquisition costs	$876	$861	$3,274	$901	$801	$777
Plus: Subsidy loss
Equipment sales	(529)	(534)	(2,061)	(620)	(480)	(496)
Cost of equipment sales	834	832	3,120	879	733	747

Total subsidy loss	305	298	1,059	259	253	251

Less: Subsidy loss unrelated to customer acquisition	(169)	(173)	(623)	(157)	(143)	(146)

Subsidy loss related to customer acquisition	136	125	436	102	110	105

Cost of acquiring customers	$1,012	$986	$3,710	$1,003	$911	$882

CPGA ($ / new customer added)	$320	$300	$300	$300	$280	$300

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q2 2008	Q1 2008	YE 2007	Q4 2007	Q3 2007	Q2 2007
Network costs	$1,271	$1,166	$4,344	$1,125	$1,130	$1,082
General and administrative	906	887	3,200	836	818	788

Total network and general and administrative costs	2,177	2,053	7,544	1,961	1,948	1,870
Plus: Subsidy loss unrelated to customer acquisition	169	173	623	157	143	146

Total cost of serving customers	$2,346	$2,226	$8,167	$2,118	$2,091	$2,016

CCPU ($ / customer per month)	$25	$25	$25	$25	$26	$25

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is the US operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and is a wholly-owned subsidiary of T-Mobile International.

T-Mobile USA’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. T-Mobile USA’s GSM/GPRS/EDGE 1900 voice and data network, when combined with roaming and other agreements, reaches 284 million people in the U.S. In addition, T-Mobile USA operates one of the largest Wi-Fi (802.11b) wireless broadband (WLAN) networks in the country (including roaming sites), available in approximately 9,700 convenient public access locations nationwide. Multiple independent research studies continue to rank T-Mobile USA highest in wireless customer satisfaction, wireless call quality and wireless customer care in numerous regions throughout the U.S. For more information, visit the company website at www.t-mobile.com.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

About T-Mobile International:

T-Mobile International is one of the world’s leading mobile communications businesses. As part of the Deutsche Telekom AG (NYSE: DT) group, T-Mobile International concentrates on the key markets in Europe and the United States.

By the end of the second quarter of 2008, 125 million mobile customers were served by the mobile communications segments of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard.

For more information about T-Mobile International please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Michael Lange	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.31717	+49 228.181.88880

Andreas Leigers	Nils Paellmann
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President
Date: August 8, 2008		Chief Accounting Officer